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                                        March 21, 2017


Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Amanda Ravitz
             Caleb French



          Re:  Aehr Test Systems
               Registration Statement on Form S-3
               Originally filed March 17, 2017
               File No. 333-216792


               Acceleration Request


               Requested Date:       March 24, 2017
               Requested Time:       9:00 A.M. Eastern Time


Ladies and Gentlemen:


     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aehr Test Systems (the "Registrant") hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-referenced Registration Statement on Form S-3 (File No. 333-216792) (the "Registration Statement"), effective at the "Requested Date" and "Requested Time" set forth above or as soon thereafter as practicable. The Registrant hereby authorizes each of Mark Reinstra and Bradley Kondracki, attorneys with the Registrant's outside legal counsel, Wilson Sonsini Goodrich & Rosati, P.C., to orally modify or withdraw this request for acceleration.


     We request that we be notified of the effectiveness of the Registration Statement by telephone to Mr. Kondracki at (650) 565-3867.

                       Sincerely,


                       AEHR TEST SYSTEMS


                       By: /s/ Kenneth B. Spink
                       ----------------------------------------------------
                       Kenneth B. Spink
                       Chief Financial Officer and Vice President of Finance



cc:  Gayn Erickson, Aehr Test Systems
     Mark L. Reinstra, Wilson Sonsini Goodrich & Rosati, P.C.
     Bradley L. Kondracki, Wilson Sonsini Goodrich & Rosati, P.C.